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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                           The Female Health Company
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)

                                  314462 10 2
                 ---------------------------------------------
                                (CUSIP Number)

                              Stephen M. Dearholt
        741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                June  14, 2000
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP No. 314462 10 2
          -------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen M. Dearholt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Wisconsin, USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,855,722

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          640,998
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,855,722

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          640,998
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,496,720

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               17.63%
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      TYPE OF REPORTING PERSON (See Instructions)
14
               IN
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                                  SCHEDULE 13D



     This amendment is being filed to report the acquisition of additional shares of common stock ("Issuer Common Stock") of The Female Health Company (the "Company") by Mr. Dearholt as described in Item 5.

Item 5.   Interest in Securities of the Issuer

                                            Amount of Beneficial Ownership
Name of Beneficial Owner                   Shares of            Percent
                                         Issuer Common
                                             Stock
Stephen M. Dearholt (1)(2)                 2,496,720            17.63%

     (1) Includes options to purchase 50,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

     (2) Includes 524,742 shares owned directly by Mr. Dearholt and warrants to purchase 1,172,500 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own:
     69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 11,200 shares held in a self-directed IRA; 162,898 shares held by the Mary C. Dearholt Trust of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 418,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling, and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock. Mr. Dearholt shares the power to vote and dispose of 640,998 shares of Issuer Common Stock (including 60,000 shares of Preferred Stock convertible into Issuer Common Stock) held by the Mary C. Dearholt Trust and the James W. Dearholt Trust. Mr. Dearholt has sole power to vote and dispose of the remaining shares of Issuer Common Stock reported herein, except that North Central Trust has the sole power to vote and dispose of the 9,680 shares of Issuer Common Stock held by the Response Marketing Money Purchase Plan.

     On June 14, 2000, the James W. Dearholt Trust, for which Mr. Dearholt serves as a co-trustee, purchased 400,000 shares of Issuer Common Stock from the Company at $.50 per share, which per share price represented a discount from market price. All shares were purchased solely for investment purposes.

                                       2
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Stephen M. Dearholt
                              -----------------------
                              Stephen M. Dearholt


                              Dated:  June 26, 2000

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